SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. PUBLICLY-HELD COMPANY CNPJ 02.558.129/0001-45 - NIRE 33.3.0026819-7

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST 15, 2005

1. DATE, TIME AND PLACE: August 15, 2005 , at 04:30 p.m. , exceptionally, at Av. Roque Petroni Junior, 1464, 6º andar, Morumbi, São Paulo - SP, upon call notice in accordance with the Articles of Incorporation.

2. CHAIRMANSHIP OF THE MEETING: Felix Pablo Ivorra Cano – Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: The meeting was convened with the attendance of the undersigned Directors, representing a quorum under the terms of the Articles of Incorporation.

4.  AGENDA AND RESOLUTION:

4.1. Hiring of the services of Telefônica Gestão de Serviços Compartilhados do Brasil Ltda: The Directors examined the proposal for calling a special meeting of shareholders and the justification for ratifying the execution of the agreement between the Company and Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. for rendering, by the latter, of financial and accounting consultancy services, under the terms of the Executive Committee Resolution dated August 02, 2005, approved at the Meeting of the Full Executive Committee held on August 08, 2005. The matter was widely discussed and the Board of Directors approved the referred agreement to be submitted to the consideration of the shareholders, upon calling of the respective meeting.

4.2 . Amendment to the Articles of Incorporation – Article 9 : The Full Board reviewed the proposal for amendment to article 9 of the Articles of Incorporation, as contained in the Resolution of the Executive Committee dated August 02, 2005 , which was approved at the Meeting of the Full Executive Committee of August 03, 2005 . According to the referred proposal, article 9 shall be amended in order to change the requirement of prior approval by the general meeting of shareholders for any long-term agreements between the Company and its affiliates, on the one side, and related parties, on the other side, where such agreements do not contain uniform provisions. Pursuant to the new proposed wording, the execution of agreements with related parties the terms and conditions of which are more burdensome to the Company than those usually adopted on the market in agreements for the same nature, shall be submitted to the General Meeting of Shareholders for prior approval, with due regard, in any case, to the provisions in article 117 of Law 6404/76. The proposal was widely discussed and the Board of Directors authorized a special meeting of shareholders to be called in order to resolve on the matter.

5. Closing : Since there was nothing else to be discussed, the Directors closed the meeting and these minutes were drawn-up, which after having been read and approved, are signed by the Directors attending the meeting and by the Secretary, being transcribed in the proper book.

Signatures : Felix Pablo Ivorra Cano – Chairman of the Meeting and Chairman of the Board of Directors; Fernando Xavier Ferreira; Shakhaf Wine – Directors; Carlos Manuel de L. e V. Cruz; Luis Paulo Reis Cocco – Directors represented by Mr. Shakhaf Wine; Ignácio Aller Mallo – Director represented by Mr . Felix Pablo Ivorra Cano; Breno Rodrigo Pacheco de Oliveira – General Secretary.

Breno Rodrigo Pacheco de Oliveira

General Secretary - OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2005

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.